UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Lawson Products, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

520776105

(CUSIP Number)

Jacob D. Smith

Principal, General Counsel & CCO

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 520776105	Page 2 of 13

1.	Name of Reporting Persons. LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands / Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,689,358
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,689,358
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,358
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 3 of 13

1.	Name of Reporting Persons. LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 4 of 13

1.	Name of Reporting Persons. LKCM Micro-Cap Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,102
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,102
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,102
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 5 of 13

1.	Name of Reporting Persons. LKCM Core Discipline, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,128
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,128
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 6 of 13

1.	Name of Reporting Persons. LKCM Headwater Investments II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 592,326
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 592,326
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,326
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 7 of 13

1.	Name of Reporting Persons. Headwater Lawson Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,761,494
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,761,494
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,761,494
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 19.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 520776105	Page 8 of 13

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,331,908
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,331,908
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,331,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 48.4%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 520776105	Page 9 of 13

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,331,908
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,331,908
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,331,908
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 48.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 520776105	Page 10 of 13

1.	Name of Reporting Persons. J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,086,456
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,086,456
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,086,456
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 19 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Lawson Products, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

On April 17, 2019, HWLI entered into a Securities Purchase Agreement (the “WJS Purchase Agreement”) with the seller party thereto (“WJS”), pursuant to which HWLI purchased 37,707 shares of Common Stock (the “WJS Shares”) from WJS at a purchase price of $32.00 per share, or approximately $1,206,000 in the aggregate, payable in cash. HWLI acquired the WJS Shares using working capital.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

In connection with the transactions contemplated by the WJS Purchase Agreement, the Reporting Persons anticipate that Ms. Smelcer will resign from the Issuer’s board of directors. The Reporting Persons expect to provide recommendations of nominees to the Issuer’s board of directors to fill the vacancy resulting from such resignation.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of April 17, 2019, the Reporting Persons may be deemed to beneficially own 4,331,908 shares of Common Stock (which represents approximately 48.4% of the outstanding Common Stock based upon information contained in the Issuer’s Form 10-K for the year ended December 31, 2018).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
PDP	1,689,358	0	1,689,358	0
LIP	250,000	0	250,000	0
Headwater	592,326	0	592,326	0
HWLI	1,761,494	0	1,761,494	0
Micro	26,102	0	26,102	0
Core	10,128	0	10,128	0
LKCM	4,331,908	0	4,331,908	0
J. Luther King, Jr.	4,331,908	0	4,331,908	0
J. Bryan King	4,086,456	0	4,086,456	0

(c) On April 17, 2019, HWLI purchased 37,707 shares of Common Stock at a price of $32 per share in a privately negotiated transaction with WJS pursuant to the WJS Purchase Agreement.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit 3     Purchase Agreement, dated April 17, 2019, by and among HWLI and the seller party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2019

LKCM Private Discipline Master Fund, SPC

By:	LKCM Private Discipline Management, L.P., sole holder of its management shares

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

PDLP Lawson, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Headwater Investments II, L.P.

By:	LKCM Headwater Investments II GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Micro-Cap Partnership, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Core Discipline, L.P.

By:	LKCM Core Discipline Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

Headwater Lawson Investors, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.